UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04007882

February 4, 2004

Benjamin F. Garmer, III
Foley & Lardner
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202-5306

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/4/2004

Re: Alliant Energy Corporation
Incoming letter dated December 19, 2003

Dear Mr. Garmer:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Alliant Energy by William Gene Rorick. We also have received a letter from the proponent dated January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Gene Rorick
19984 Haida Road
Apple Valley, CA 92307

FOLEY & LARDNER
ATTORNEYS AT LAW

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

December 19, 2003

CLIENT/MATTER NUMBER
031613-0121

VIA FED EX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal Submitted to Alliant Energy Corporation Pursuant to Rules 14a-8(i)(13);14a-8(i)(7); 14a-8(i)(1); 14a-8(i)(3) and 14a-8(i)(2)

Ladies and Gentlemen:

On behalf of Alliant Energy Corporation, a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the following:

(1) this letter relating to the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2004 annual meeting of shareowners scheduled to be held on May 21, 2004 (the "Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted by Mr. William Gene Rorick (the "Proponent");

(2) a letter, dated August 9, 2003, received by the Company from the Proponent submitting the Proponent's original Proposal (attached hereto as Exhibit A);

(3) a letter, dated August 28, 2003, which the Company sent by overnight courier to the Proponent notifying the Proponent of the original Proposal's eligibility and procedural defects under Rules 14a-8(b) and (d) and providing the Proponent an opportunity to amend the original Proposal to correct such defects (attached hereto as Exhibit B); and

(4) a letter, dated August 29, 2003, received by the Company from the Proponent submitting the Proponent's revised Proposal (attached hereto as Exhibit C).

We are simultaneously providing the Proponent with a copy of this letter in accordance with Rule 14a-8(j).

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Proxy Materials. We submit this letter to respectfully request that the Staff of the Division of Corporation Finance of the Commission (the "Staff") advise the Company that it will not recommend any enforcement action to the Commission if the Company does not include the Proposal in the Proxy Materials. The Company currently intends to file preliminary Proxy Materials with the Commission on or about March 8, 2004 and definitive Proxy Materials with the Commission on or about April 6, 2004. To the extent that his letter relates to matters of the laws of the State of Wisconsin, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

I. SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from the Proxy Statement on the following grounds:

- Rule 14a-8(i)(13) because the Proposal relates to specific amounts of cash or stock dividends;
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the conduct of the ordinary business operations of the Company;
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareowners under the laws of the State of Wisconsin;
- Rule 14a-8(i)(3) because the Proposal is misleading and vague and thus contrary to the Commission's proxy rules and regulations; and
- Rule 14a-8(i)(2) because the Proposal could cause the Company to violate state law.

II. SUMMARY OF THE PROPOSAL

The text of the Proposal states as follows:

> The salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows:
>
> All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they should receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the 2002 quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change. Any future change will require a majority vote of the stockholders. Management employees will then have two means of increasing their salary. The first is by effective operation of the business, resulting in improved profit and increased dividends. In this case their salaries would increase by the same percentage as the dividends. Of course if the dividends went down, top management salaries

would decrease by the same percentage. The other means of getting a positive salary adjustment would be to get a promotion, in which case the quarterly bonus would be calculated using the fixed number of shares used for this new position.

III. GROUNDS FOR EXCLUSION

A. **The Proposal Relates to Specific Amounts of Cash Dividends under Rule 14a-8(i)(13).**

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(13), which provides that a proposal may be excluded to the extent that proposal relates to specific amounts of cash or stock dividends. The Proposal seeks to tie the amount of dividends the Company pays to its shareowners to the amount of compensation the Company pays to certain executives and "all levels of vice presidents" and "all levels of top management." As the Proponent states in the Proposal, these employees' salaries would increase by the same percentage as the dividends and "if the dividends went down, top management salaries would decrease by the same percentage." While the Proposal does not specify the amount of dividend, the Proposal would have the effect of determining the Company's dividend policy by specifying a formula for the payment of dividends. Specifically, this formula would link directly by a formula the dividend amount the Company pays to the amount of compensation the Company pays to these employees. The Commission has permitted registrants to exclude similar proposals under Rule 14a-8(i)(13). *See* Delmarva Power and Light Company (February 21, 1995) (permitting exclusion of proposal to limit increases and decreases in executive compensation to the percentage of increases and decreases, respectively, in dividend payment); COM/Energy Services Company (February 14, 1997 and March 2, 1998) (permitting exclusion of proposal to limit increases in the salary and benefits of the company's top 150 officers and employees in excess of the rate of increase in the company's dividend paid).

B. **The Proposal Deals with Matters Relating to the Conduct of the Ordinary Business Operations of the Company under Rule 14a-8(i)(7).**

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(7), which permits exclusion of proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." *See* Caterpillar, Inc. (February 13, 1992). However, the Staff has stated that proposals relating to senior executive compensation issues are not subject to exclusion. *See* Reebok International Limited (March 16, 1992) (stating that proposals relating to senior executive compensation can no longer be considered matters of ordinary business). The distinction between senior executive compensation and general compensation issues reflects the Commission's view that only senior executive compensation issues have "significant, policy implications" and, therefore, must be included in a company's proxy materials. *See* Exchange Act Release No. 34-12999 (November 22, 1976).

In instances where a proposal relating to employee compensation is not specifically limited to the compensation of senior executives, the Staff has found that the proposal involves a company's ordinary business operations and may be properly excluded from proxy materials.

See Battle Mountain Gold Company (February 13, 1992) (permitting exclusion of proposal relating to "top management's" compensation unless revised to refer only to executive compensation); FPL Group, Inc. (February 3, 1997) (permitting exclusion of a proposal relating to restrictions on compensation paid to middle and executive management because proposal found to be directed at matters relating to conduct of the company's ordinary business operations); Minnesota Mining and Mfg. Co. (March 4, 1999) (permitting exclusion of proposal to limit the yearly percentage increase of the compensation of the "top 40 executives"); Lucent Technologies (November 6, 2001) (permitting exclusion of proposal to decrease the salaries, remuneration and expenses of "ALL directors and officers"); Philips Petroleum Co. (March 13, 2002) (permitting exclusion of proposal that referenced the compensation of the "Chairman and other officers" unless revised to refer only to executive compensation).

The Proposal targets far broader compensation policies and practices than senior executive compensation. The phrases "all levels of vice president" and "top levels of management" as used in the introductory sentence of the Proposal and the term "management employees" as used in the body of the Proposal clearly indicate that the Proposal applies to employees outside of the classification commonly identified as a "senior executive." The Proposal may be read broadly enough to include any person in the Company's management, or the management of a subsidiary of the Company. Approximately 27 employees of the Company and its consolidated subsidiaries currently have the title of an "officer" or "vice president." Further, over 500 employees hold positions of management within departments or divisions of the Company. All such employees would be within the purview of the Proposal, although they are undeniably not all considered senior executives. The Proposal seeks to set general compensation policy of the Company rather than policy limited merely to the compensation of senior executive officers of the Company. To implement the compensation structure for individuals as required by the Proposal, the Company would be required to change compensation guidelines for, and decrease compensation of, numerous employees who are not senior executives.

Because the Proposal addresses the Company's "general compensation matters" by implicating a large number of both executive and non-executive employees, the Company believes the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

C. The Proposal is Not a Proper Subject for Action by Stockholders Under State Law Under Rule 14a-(8)(i)(1).

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(1), which provides that a proposal may be excluded from a company's proxy materials "if the proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization." The Proposal relates to business matters the authority over which is vested in the Company's Board of Directors under Wisconsin law. Section 180.0801(2) of the Wisconsin Business Corporation Law (the corporate law of the jurisdiction in which the Company is incorporated) reflects this policy by providing that "all corporate powers shall be exercised by or under the authority of, and the *business and affairs of the corporation* managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." This statute vests management of the business and affairs of a Wisconsin corporation in the corporation's board of directors. Neither the Wisconsin Business Corporation

Law nor the Company's articles of incorporation in any way limit the authority of the Company's Board of Directors in managing the business and affairs of the Company on matters to which the Proposal relates. Therefore, the Proposal relates to matters that are within the basic responsibility of the Company's Board of Directors, which it discharges on an ongoing basis in making the myriad of strategic and policy decisions involved in conducting the Company's ordinary business. The compensation of employees of the Company falls squarely within the realm of "*business and affairs*" of the Company.

The Proposal attempts to dictate to the Company's Board of Directors the way it should compensate not only its president, CEO and CFO, but also "all levels of vice president" and "all levels of top management". If adopted, this Proposal would limit the ability of the Company's directors to exercise their business judgment as it pertains to matters of compensation for a large number of employees of the Company. Thus, the Proposal would violate Wisconsin law and public policy by denying the Board of Directors its statutory authority and responsibility to oversee the Company's business and affairs, including the development of compensation policies. No provision of Wisconsin corporate law grants the shareowners the right to set company policy with respect to compensation matters. Rather, the Board of Directors is given the exclusive discretion to decide which course of action is in the best interests of the Company.

Further, the Proposal is not properly cast in terms of a recommendation to the Board of Directors to exercise its discretionary authority. Rather, the Proposal is not precatory and requires that the Company take a certain course of action. The note to Rule 14a-8(i)(1) states that "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by stockholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law."

Because the Proposal is not a proper subject for action by the Company's stockholders under state law and because it is not properly cast as a request or recommendation to the Board of Directors, the Company believes the Proposal violates Wisconsin law and may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1).

D. The Proposal is Misleading and Vague and Contrary to the Commission's Proxy Rules and Regulations under Rule 14a-8(i)(3).

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3), which permits exclusion of a proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. The Staff has taken the position that a proposal may be excluded on this ground if the proposal is so vague and indefinite "that neither the stockholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved". *See* Chevron Corporation (January 29, 1998); Compass Bancshares, Inc. (January 13, 1998). The Staff has stated that such vague and indefinite proposals are "misleading, in that, any action ultimately taken by the Company upon the implementation of the proposals could be quite different from the type of action envisioned by the stockholders at the time their votes were cast". *See* E.I. du Pont de Nemours & Company, Inc. (February 8, 1977).

The terms and formula used by the Proponent in the Proposal are vague and indefinite and, if the Proposal were adopted, it would not permit the Company, or its shareowners, to determine what particular action was required to be taken. First, the introduction of the Proposal states that the Proposal applies to "all levels of top management" of the Company. The body of the Proposal then refers to "management employees." The phrases "top management" or "management employees" are not terms used by the Company to refer to any group of employees. It is unclear whether the Proponent means the named executive officers whose compensation is reported in the Proxy Statement, or persons with a particular corporate title or some other group of employees. As discussed in the context of the ordinary business exclusion of Rule 14a-8(i)(7) above, these vague terms could be interpreted to apply to many employees of the Company. Thus, it is not clear which employees the Proponent intended the Proposal to cover.

Second, the Proposal directs the Company to apply an incomprehensible formula to determine the cash bonuses for the individuals to whom the Proposal is meant to apply. The Proposal purports to provide a formula for determining the cash bonuses to be made to these employees every three months. This formula is to be "equal to the dividends paid that quarter on a fixed quantity of shares," which "fixed quantity" is then defined in a lengthy, complicated and unclear fashion based on "2002 salary for each position (basic salary not including any bonus payments or stock option profits)." It is unclear whether the Proponent intends that the formula for determining the quantity of shares for each position should be based on that position's 2002 salary indefinitely or only for the upcoming fiscal year. The Proponent clarifies its definition of "salary" to exclude "any bonus payments or stock option profits," but does not make reference to other short-term and long-term incentive compensation, such as restricted stock grants or supplemental retirement benefits. It is unclear whether "salary" should include these additional elements or whether such other payments should be allowed.

Finally, the Proposal includes false and misleading statements with respect to the assumptions about the impact of the implicated employees' "effective operation of the business" on the Company's dividend policy. The Proposal states that one way that "management employees" could increase their salaries is by "effective operation of the business, resulting in improved profit and increased dividends." "Effective operation of the business" is another vague phrase left undefined by the Proponent in the Proposal; however, any such "effective operation," based on whatever interpretation the Proponent may use, does not by definition correspond to increased dividend payments to shareowners. Even where there are sufficient corporate earnings, directors must consider a number of factors in exercising their discretion to declare dividends to properly discharge their fiduciary duty to act in the best interests of the corporation. This means that even if the "management" is operating the business of the Company "effectively," the directors may determine that paying either increased dividends or any dividends at all is not justified in view of the Company's overall financial requirements.

Because (i) the Proposal is so vague and indefinite that the Company's shareowners would be confused regarding the ramifications of voting for or against the Proposal, (ii) the Company's Board of Directors could not determine with any reasonable certainty how to implement the Proposal if it were approved by the shareowners and (iii) the Proposal includes false and misleading statements, the Company believes the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

E. The Proposal Could Cause the Company to Violate State Law under Rule 14a-8(i)(2).

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(2), which provides that a proposal may be excluded from a company's proxy materials if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.

The Company is party to an employment agreement with Erroll B. Davis, Jr., its Chairman, President and Chief Executive Officer, which requires the Company to pay Mr. Davis a certain minimum annual salary. The Company is legally bound to perform under the employment agreement and to pay Mr. Davis the annual salary as described in the terms of his employment agreement. The Proposal calls for a significantly smaller annual salary for Mr. Davis as CEO and makes no allowance for honoring existing contractual obligations. Consequently, the Proposal, if implemented, would require the Company to breach its obligations under Mr. Davis' employment agreement, thereby violating Wisconsin state law, because the Company would be prohibited from paying to Mr. Davis the minimum salary required by his agreement. The Staff has previously upheld omission of a proposal under former Rule 14a-8(c)(2) that could result in a breach of contract under state law if implemented. *See* Core Industries Inc. (October 25, 1996) (permitting exclusion of a proposal requiring restriction of compensation to any officer during any three-year period where annual dividends and net earnings not increased by stated percentages under Rule 14a-8(c)(2) as causing the company to violate state law in that it may cause the company to breach existing contractual or other obligations).

Because the Proposal would, if implemented, cause the Company to violate its contractual obligations under state law, the Company believes the proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. CONCLUSION

For the reasons set forth above, it is our opinion that the Company may omit the Proposal from its Proxy Statement. We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Statement for the reasons discussed in this letter.

If the Staff does not concur with the Company's position or desires additional information in support of the Company's position, then we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you like to contact us directly or have any questions concerning this matter, please call the undersigned at (414) 297-5675 or Jay O. Rothman at (414) 297-5644.

Please acknowledge receipt of this filing by date-stamping the additional enclosed copy of this letter and returning it to the person making this filing.

Very truly yours,

Benjamin F. Garmer, III

Enclosures

cc: F. J. Buri
Alliant Energy Corporation
Jay O. Rothman
John K. Wilson
Foley & Lardner

Exhibit A

August 9, 2003

Alliant Energy Corporation
Shareholder Services
4902 North Biltmore Lane
P.O. Box 2568
Madison, WI 53701-2568

SHAREHOLDER PROPOSAL

I have invested in various utility stocks for more than forty years. During the earlier part of this period, I owned stock in ten different utilities. Every few years one or two of these would have a poor year, resulting in a loss and usually a dividend reduction or elimination. I could not help but notice that these poor performances always occurred at the company with the highest paid CEO. This was almost always followed by a nice raise for this individual. It certainly appeared that there needed to be a better alignment of interest between the management and the stockholders. I have come up with what I feel is a good plan to accomplish this end. The plan is fairly simple. The details follow herewith.

The salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows:
All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they shall receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the 2002 quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change. Any future change will require a majority vote of the stockholders. Management employees will then have two means of increasing their salary. The first is by effective operation of the business, resulting in improved profit and increased dividends. In this case their salaries would increase by the same percentage as the dividends. Of course if the dividends went down, top management salaries would decrease by the same percentage. The other means of getting a positive salary adjustment would be to get a promotion, in which case the quarterly bonus would be calculated using the fixed number of shares used for the new position.

Stock options issued to these employees have the effect of immediately diluting the effect of the shareholders votes. Any outstanding options that have not been activated are hereby cancelled and no future options shall be issued.

Any court action negating any portion of this stockholder action shall not invalidate the remainder.

ARGUMENTS FOR ADOPTION OF THE PROPOSAL

It will be argued by many, that having management hold stock will insure a greater common interest with the stockholders. I feel that these votes will be used mostly to promote management interests where these are different than stockholders. Note the management position on these proposals. Management is free to buy their stock in the same manner as other outside stockholders.

There will be statements that many times the poor operating results are or were beyond the control of management and hence they should incur no pay penalty. The same is surely true of the stockholders, who have even less direct control. Management should be willing to accept the same risks as the shareholders.

If this proposal is voted on favorably by the stockholders, it will do much to establish or reestablish that the corporation belongs to the stockholders and that management is hired by the shareholders to operate the business on their behalf. As corporations grow the stockholders tend to lose control. Every time there is a merger, cumulative voting seems to get lost. Proposals like this will help establish ownership rights.

William Gene Rorick

William Gene Rorick
19984 Haida Rd.
Apple Valley, CA 92307

SS 485-28-0378

I currently own just over 3000 shares

SP01 **ASMY** TERM/OP: **A000** **JUDY** DATE/TIME: **08/15/03 13:46:27** ID: **SMASMY**
ERRS: MESSAGE: **150 INFO--NO ADDITIONAL PAGES**
COMPANY: IEC **ACCT ID:** WIL G RORICK 2 **TAX-ID:** 485-28-0378
ACCT NUMBER: 351137 ISSUE: ____ CERT ID: _____ ________

A C C O U N T I S S U E S U M M A R Y

WILLIAM GENE RORICK &
MARJORIE CHRISTIANSON
TRUSTEES UA RORICK LIVING TRUST
DTD 12-10-91 AND ALL SUCCESSOR TRUST
19984 HAIDA RD
APPLE VALLEY CA 92307-5531

REINV SET INFO:

SEL NBR	--ISSUE-- ID	TYPE	TOTAL UNITS	TOTAL EARN/LIQ	TOTAL WH/LIQ WH	RNV CD	CMB OVR	ADR OVR	DR DP	C D	UB HR
1	COMM	1	2,800.0000	2,100.00		C			Y		
2	DRIP	3	388.6018	190.17		Y			Y		
3	EDRP	3				Y			Y		

SELECT ONE OF THE ABOVE FOR INQUIRY OR MAINTENANCE ====> __
PROCEED TO: ====> _ (**I** = ACCOUNT ISSUE INQUIRY, **M** = ACCOUNT ISSUE MAINTENANCE)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: => 1

Exhibit B

ALLIANT ENERGY.

Alliant Energy Corporation
Worldwide Headquarters
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007

Office: 608.458.3311
www.alliantenergy.com

August 28, 2003

VIA OVERNIGHT DELIVERY

Mr. William Gene Rorick
19984 Haida Road
Apple Valley, California 92307

Re: Shareowner Proposal

Dear Mr. Rorick:

On behalf of Alliant Energy Corporation (the "Company"), I acknowledge that the Company received your shareowner proposal on August 15, 2003. We appreciate receiving comments from our shareowners and we consider such comments seriously. However, it was not clear to us whether you intended to refer your proposal to the Compensation and Personnel Committee of the Board of Directors for consideration as part of the Committee's review of compensation policies or whether you intended to submit your proposal for possible inclusion in the Company's proxy statement for its 2004 annual meeting of shareowners pursuant to Rule 14a-8 of the Securities and Exchange Commission under the Securities Exchange Act of 1934.

If your intent was to refer your proposal to the Compensation and Personnel Committee, please contact me at (608) 458-5562 if you would like to arrange a discussion with a member of that Committee. Alternatively, if your intent was to submit your proposal for possible inclusion in the Company's proxy statement, I am notifying you that your proposal may be subject to exclusion from the Company's proxy statement pursuant to Rule 14a-8(f) because of the following eligibility and procedural defects:

1. Under Rule 14a-8(b), you must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submit the proposal. Rule 14a-8(b) also provides that you must supply the Company with a written statement that you intend to continue to hold this common stock through the date of the 2004 annual meeting of shareowners. Your shareowner proposal does not contain such a statement.

2. Under Rule 14a-8(d), your shareowner proposal may not exceed 500 words, which it currently exceeds.

You may correct these eligibility and procedural defects by providing the Company with the written statement referred to in paragraph 1 above and a revised shareowner proposal that does not exceed 500 words. To have your proposal considered for inclusion in the Company's proxy statement for the 2004 annual meeting, your response must be postmarked, or transmitted electronically, no later than 14 days from the date of your receipt of this letter. Even if you are able to correct these eligibility and procedural deficiencies with respect your proposal, the Company may seek to exclude your proposal on any of the grounds set forth in Rule 14a-8(i).

Very truly yours,

F. J. Buri
Corporate Secretary
608-458-5562

FJB:jmo

Exhibit C

August 9, 2003
Edited and resubmitted August 29, 2003

Alliant Energy Corporation
Shareholder Services
4902 North Biltmore Lane
P.O. Box 2568
Madison, WI 53701-2568

RECEIVED
LEGAL DEPARTMENT
SEP 0 2 2003

I have invested in various utility stocks for more than forty years. During the earlier part of this period, I owned stock in ten different utilities. Every few years one or two of these would have a poor year, resulting in a loss and usually a dividend reduction or elimination. I could not help but notice that these poor performances always occurred at the company with the highest paid CEO. This was almost always followed by a nice raise for this individual. This has resulted in the submission of the following shareholder proposal intended for presentation at the next annual stockholders meeting. Your records will show that I currently own in excess of 3188 shares of stock. I hereby declare that it is my intent to retain ownership of these shares until after the next annual meeting of the shareholders.

SHAREHOLDER PROPOSAL

It certainly appears that there needs to be a better alignment of interest between the management and the stockholders. I have come up with what I feel is a good plan to accomplish this end. The plan is fairly simple. The details follow herewith.

The salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows:
All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they shall receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the 2002 quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change. Any future change will require a majority vote of the stockholders. Management employees will then have two means of increasing their salary. The first is by effective operation of the business, resulting in improved profit and increased dividends. In this case their salaries would increase by the same percentage as the dividends. Of course if the dividends went down, top management salaries would decrease by the same percentage. The other means of getting a positive salary adjustment would be to get a promotion, in which case the

quarterly bonus would be calculated using the fixed number of shares used for the new position.

ARGUMENTS FOR ADOPTION OF THE PROPOSAL

There will be statements that many times the poor operating results are or were beyond the control of management and hence they should incur no pay penalty. The same is surely true of the stockholders, who have even less direct control. Management should be willing to accept the same risks as the shareholders.

If this proposal is voted on favorably by the stockholders, it will do much to establish or reestablish that the corporation belongs to the stockholders and that management is hired by the shareholders to operate the business on their behalf. As corporations grow the stockholders tend to lose control. Every time there is a merger, cumulative voting seems to get lost. Proposals like this will help establish ownership rights.

William Gene Rorick
19984 Haida Rd.
Apple Valley, CA 92307

SS 485-28-0378

William G. Rorick
19984 Haida Rd.
Apple Valley, CA 92307

January 10, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to arguments from Alliant Energy Corporation regarding their intention not to include my stockholders proposal in their proxy materials.

Ladies and Gentlemen:

I have received via overnight mail a copy of a letter to you regarding their intention of omitting my shareholder proposal from their proxy material. This is my response to that letter. We have enclose six copies and are also sending a copy to Alliant Energy corporation.

SUMMARY OF THE COMPANY'S POSITION

The company believes that it may exclude the Proposal from the proxy statement on the following grounds.

Rule 14a-8(i)(913) because the Proposal relates to specific amounts of cash or stock dividends.

Rule 14a-8(i)(7) because the Proposal deals with matters relating to the conduct of the ordinary business operations of the company.

Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the laws of the State of Wisconsin.

Rule 14a-8(i)(3) because the Proposal is misleading and vague and thus contrary to the Commission's rules and regulations.

Rule 14a-8(i)(2) because the Proposal could cause the company to violate state law.

MY COMMENTS ON THE COMPANY'S POSITION STATEMENTS

Rule 14a-8(i)(13) A careful review of the proposal will reveal no specific amounts in either cash or dividends. In fact the board of directors is left completely free to use their best judgment in declaring dividends. I find the company's statement fairly confusing in places. THEY STATE:

"While the proposal does not specify the amount of the dividend, the proposal would have the effect of determining the company's dividend policy by specifying a formula for the payment of dividends."

This is not true. The proposal specifies no formula for the payment of dividends.

Much is made of the fact that I used the term "top management" in lieu of "senior executive". This would seem to me to be a matter of semantics. However, as the proposing stockholder, I would be glad change the statement from "the president, all levels of vice president, the CEO, CFO and all levels of top management" to read simply "all senior executives"

Rule 14a-8(i)(7) I have just offered (see above) to change the proposal to read "all senior executives" in lieu of "the president, all levels of vice president, The CEO, CFO and all levels of top management" This should resolve this issue.

Rule 14a-8(i)(1) The company's letter again refers to a large number of employees (their interpretation of the opening portion of the proposal). I have already agreed to change this. I still believe this is an exercise in semantics.

Rule 14a-8(i)(3) The opening paragraph of the company's position contains the following sentence. "The phrases 'top management' or 'management employees' are not terms used by the company to refer to any group of employees." I have already agreed to revise to opening statement in the proposal and would also agree to change the reference to "management employees" to "senior executives"

The second paragraph requires one to consider that it was written by lawyers. I am sure that the CFO has no trouble in understanding the "incomprehensible" formula.

The third paragraph refers to false and misleading statements. These misleading statements are contained in the company's position statement. This paragraph has lifted a phrase from the proposal. It refers to the words "effective operation of the business, resulting in improved profit and increased dividends". They then go on to state that "effective operation of the business is another vague phrase left undefined by the proponent in the proposal". The statement then goes on to show that there are various results and outcomes from "effective operation". There is nothing vague about this proposal. It specifically defines the "effective operation" as that which results in "improved profit and increased dividends"

All this statement does is to prove that if you try hard enough, you can misunderstand this proposal

Rule 14a-8(i)(2) I was completely unaware of the employment contract disclosed in the company's letter. If this proposal was presented to the stockholders and somehow actually passed, this matter would undoubtedly require settlement in the court.

Very truly yours,

William G. Rorick

cc: F. J. Buri
Alliant Energy Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Alliant Energy Corporation
Incoming letter dated December 19, 2003

The proposal relates to determining the compensation of the president, "all levels of vice president," the CEO, CFO and "all levels of top management" based on a specified formula.

There appears to be some basis for your view that Alliant Energy may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Alliant Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Alliant Energy relies.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor